MINWO Inc. Financial Statements

Fiscal Year Ended December 31

2020 and 2021

Unaudited

MINWO Inc.
Balance Sheet Summary

	2020	2021
ASSETS		
Cash & Cash Equivalents	-2,971.50	-47,190.11
Accounts Receivable	550.00	550.00
Other Current Assets	-119.93	-1,136.11
Total Current Assets	**-$ 2,541.43**	**-$ 47,776.22**
Other Assets	604.00	-8,896.87
TOTAL ASSETS	**-$ 1,937.43**	**-$ 56,673.09**
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable		-526.94
Credit Cards	474.04	3,234.12
Other Current Liabilities	1,302.63	3,302.63
Total Current Liabilities	**$ 1,776.67**	**$ 6,009.81**
Long-Term Liabilities	-	100,000.00
Total Liabilities	**$ 1,776.67**	**$106,009.81**
Equity	-3,714.10	-162,682.90
TOTAL LIABILITIES AND EQUITY	**-$ 1,937.43**	**-$ 56,673.09**

MINWO Inc.
Profit and Loss

	2020	2021
Income		
Interest Earned	-	187.80
CaaS Platform Subscription Fees	-	1,200.00
Service/Fee Income	35,600.37	22,578.69
Cost of Goods Sold	1,500.00	-
Gross Profit	**$ 34,100.37**	**$ 23,966.49**
Expenses		
Advertising & Marketing	451.72	1,069.15
Bank Charges & Fees	257.05	119.00
Contractor Wages	23,789.16	108,442.59
Dues & Subscription	-	1,152.04
Full Time Employee Salaries	2,644.33	19,507.58
Insurance	-	3,827.75
Legal & Professional Services	8,679.32	28,359.84
Meals & Entertainment	1,220.42	4,083.92
Office Supplies & Software	11,303.62	25,115.25
PayPal Fees	32.09	-
Other Business Expenses	-	180.00
Rent & Lease	3,701.90	2,059.40
Stripe Fees	50.77	-
Training & Courses	639.89	126.48
Travel	308.09	8,077.80
Utilities	-	10.00
Total Expenses	**$ 53,078.36**	**$ 202,130.80**
Net Operating Income	**-$ 18,977.99**	**-$ 178,164.31**
Other Income		
Business Grant	5,000.00	-
Loans	3,928.00	-
Total Other Income	**$ 8,928.00**	**-**
Net Income	**-$ 10,049.99**	**-$ 178,164.31**

MINWO Inc.
Statement of Equity

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common Shares Stock - Inception May 2020	8,000,000	6,960,000	6,960,000	100.0000%	$ -
Total Common Stock issued and outstanding			6,960,000	100.0000%	$ -
Convertibles					
MINWO - Fixed Percentage Convertible Equity Financing					$ 20,000.00
MINWO - Techstars Financing					$100,000.00
MINWO - SAFE Financing (July 2021)					$ 10,000.00
Total Convertibles issued					$130,000.00
Totals			**6,960,000**	**100.0000%**	**$130,000.00**

MINWO Inc.
Statement of Cash Flows

	2020	2021
OPERATING ACTIVITIES		
Net Income	-9,049.99	-179,678.14
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	459.42	3,958.66
Net cash provided by operating activities	**-$8,590.57**	**-$175,719.48**
INVESTING ACTIVITIES		
External Equity Investment	-100.00	9,500.87
Net cash provided by investing activities	**-$ 100.00**	**$ 9,500.87**
FINANCING ACTIVITIES		
Techstars Convertible Note	**-**	100,000.00
Owner's Investment	4,111.00	1,000.00
Owner's Pay & Personal Expenses	-2,340.00	-
Techstars Convertible Equity		20,000.00
Net cash provided by financing activities	**$ 1,771.00**	**$ 121,000.00**
Net cash increase for period	**-$6,919.57**	**-$ 45,218.61**
Cash at beginning of period	3,948.07	-2,971.50
Cash at end of period	**-$2,971.50**	**-$ 48,190.11**

MINWO Inc.

Notes to the Financial Statements

Fiscal Years Ending 2020 and 2021

1. Organization and Purpose

MINWO is a DE&I tech company that is powering the Black business ecosystem through Rialto, the community-as-a-service platform made for ecosystem builders. Rialto reduces the logistical complexity of managing digital business communities so that community leaders can spend more time focused on the impact they make.

2. Summary of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting: The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year: The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents: Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020, and December 31, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees: Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Events

The Company has evaluated events and transactions after the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.